Filed by chinadotcom corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Pivotal Corporation

Commission File No.: 0-26867

On November 19, 2003, chinadotcom corporation issued the following press release:

CDC Software Reiterates Conditional Proposal to Acquire Pivotal Corporation

Hong Kong, November 19, 2003. CDC Software, a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced the reiteration of its conditional proposal of November 18, 2003 which it made to acquire Pivotal Corporation (“Pivotal”) (NASDAQ: PVTL and TSX: PVT) whereby Pivotal shareholders will be allowed to choose to receive either US$2.00 in cash or US$2.14 in cash and shares (US$1.00 in cash and US$1.14 in chinadotcom shares) for each common share of Pivotal.

As CDC Software was not included in the solicitation of offers conducted by Pivotal’s financial advisor despite various efforts to do so and as Pivotal is currently not able to provide it with due diligence materials, it is important that actual due diligence be conducted prior to the signing of a definitive agreement. With respect to the other conditions of CDC Software’s proposal, the majority of the conditions summarized by Pivotal in its press release of November 18, 2003 are substantially the same as those set out in the Pivotal agreement with the Oak/Talisma Group. The remaining conditions are customary and several are needed to facilitate operational synergies to better ensure that Pivotal is earnings accretive to chinadotcom prior to closing.

CDC Software continues to believe that its proposal when combined with an immediate bridge loan of up to US$20 million (similar to what it has provided to other software companies in the past) would logically provide Pivotal with immediate reassurance on multiple fronts. This includes measurably reducing the uncertainty and risk associated with Pivotal’s viability among its customers, employees and shareholders.

CDC Software has always been and continues to be willing to quickly enter into operational initiatives prior to completing an acquisition of Pivotal to immediately drive synergies including implementing OEM and bundling arrangements, deriving new license revenue through cross selling, reducing costs via outsourcing arrangements, building a substantive distributor/reseller relationship and expanding its existing partnership with Pivotal. CDC Software has a proven track record in this respect with its recently acquired and pending software deals.

CDC Software feels that this bridge loan and operating initiatives, when combined with Pivotal’s recent operating performance improvements and the general uptrend in the economic business climate and corporate spending, would enable Pivotal the stability to build upon its recent success in coming quarters which would in turn enhance shareholder value. Without the viability distraction, CDC Software believes that this would effectively allow Pivotal more latitude to not need to quickly settle for an economically inferior offer this week during a time when there is significant liquidity in Pivotal’s shares at a premium to such offer.

CDC Software welcomes future initiatives with Pivotal regardless of the outcome of the Pivotal shareholders meeting and the approval by the Supreme Court of British Columbia which includes its consideration of whether the transaction submitted to it by Pivotal is fair to Pivotal’s shareholders. As it is compelled to develop a CRM platform that is complementary to its focus on mission-critical software solutions sectors of Enterprise Resource Planning, Supply Chain Management and Business Intelligence, CDC Software will continue to explore all credible opportunities in the CRM market sector in its focus to maximize shareholder value.

chinadotcom notes that there is no assurance that Pivotal will accept the proposal, or even if it does, whether the transaction underlying the proposal will be consummated. This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments – manufacturing and mobile – in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This communication is not a solicitation of a proxy from any security holder of Pivotal. Nor is this communication an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed all-cash or cash-and-stock transaction referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by CDC Software with the United States Securities and Exchange Commission (“SEC”). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed all-cash or cash-and-stock transaction on the SEC’s web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to CDC Software at the contact details set forth below. CDC Software and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal security holders in favor of the proposed transaction, should CDC Software solicit such proxies. Information regarding the security ownership and other interests of CDC Software’s executive officers and directors will be in included in any such exchange offer statement, information circular, proxy statement or similar document.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the SEC, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852)2961 2750
Fax	:	(852)2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1(212)661 2160
Fax	:	1(973)591 9976
e-mail	:	craig.celek@hk.china.com